SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    197779101
                                  --------------
                                 (CUSIP Number)


                               Anthony R. Campbell
                                c/o TC Management
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 808-3434
                      ------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 4, 1998
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                  Schedule 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Anthony R. Campbell
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|X| *
                                                                       (b)|_|
          *Disclaimed
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                      7)                         SOLE VOTING POWER
                                                 1,461,100 (See Item 5)

                      ----------------------------------------------------------
        NUMBER
        OF            8)                         SHARED VOTING POWER
        SHARES                                   Not Applicable
                      ----------------------------------------------------------
        BENEFICIALLY
        OWNED BY      9)                         SOLE DISPOSITIVE POWER
        EACH                                     1,461,100 (See Item 5)
        REPORTING
                      ----------------------------------------------------------
        PERSON        10)                        SHARED DISPOSITIVE POWER
        WITH                                     Not Applicable

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,461,100   (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN

--------------------------------------------------------------------------------

                                  Schedule 13D


Item 1.        Security and Issuer.
               -------------------

               This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2665 South Bayshore Drive, Miami, Florida, 33133.

Item 2.        Identity and Background.
               -----------------------

               (a) - (c) This statement is being filed by Anthony R. Campbell, who is referred to as the "Reporting Person," or Mr. Campbell.

               Shares beneficially owned by Mr. Campbell were formerly reflected in a statement on Schedule 13D filed on behalf of James J. Apostolakis and others including Mr. Campbell. Such filing was made, although none of the persons mentioned were individually the beneficial owners of more than 5% of the Company's shares, to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that those persons might be deemed to be members of a "group" collectively owning more than 5% of the Company's shares, because they were prepared to cooperate with respect to certain contacts with the Company's senior management and related matters
(although except as disclosed in connection with those contacts and related matters there are no understandings among those persons with respect to the Company's securities).

               The filing of any Schedule 13D and amendments thereto does not constitute an admission that the Reporting Person is a member of a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. The Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned by any other persons.

               Mr. Campbell is now separately filing because he may be deemed to be the beneficial owner of more than 5% of the Company's Common Stock.

               An aggregate of 1,461,100 shares of Common Stock, representing approximately 5.1% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Person, as of November 4, 1998.

               Mr. Campbell is the managing general partner of TC Management ("TC Management"), a general partnership, which is the sole general partner of Windsor Partners LP ("Windsor LP"), a Delaware limited partnership. TC Management and Windsor LP are collectively referred to as the "Campbell Entities."

               The business address and the address of the principal executive office of Mr. Campbell is c/o TC Management, 237 Park Avenue, Suite 800, New York, New York 10017.

               (d) - (e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the Campbell Entities, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               As of November 4, 1998 the Reporting Person beneficially owned an aggregate of 1,461,100 shares of Common Stock, all of which were acquired on the open market over the course of time at then-current market prices for aggregate consideration of approximately $15,731,877. The costs of the purchases by the Campbell Entities were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The costs of the purchases made by the Reporting Person as an individual were funded out of personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.        Purpose of Transaction.
               ----------------------

               The Reporting Person and the Campbell Entities are substantial and long-time shareholders of the Company. Their respective acquisitions of Common Stock were made for investment purposes.

               Over the course of time, the Reporting Person individually has expressed to the Company's senior executives his very serious concerns with many aspects of the Company's affairs, including among other things management's repeated failure to meet announced business expectations, enormous increases in senior management compensation, the dramatic decline in the trading price of the Company's Common Stock, and reports that senior management is perceived by elements of the business and financial community as lacking candor and credibility.

               On  July  6,  1998,  the  Reporting  Person  and  Messrs.   James
Apostolakis, Christopher Castroviejo and David Knott met to share their respective views about the Company's situation and discuss what steps, if any, might be taken to further communicate those views to the Company's management and seek solutions to the Company's problems. In view of the issues discussed at that meeting, the matters on which the participants concurred, and the actions taken thereafter (including the understanding that these persons and their affiliates would share the cost of common legal counsel in this connection), Messrs. Apostolakis, Campbell, Castroviejo and Knott might be deemed to have formed a "group" for purposes of the applicable rules under the Securities Exchange Act, which was the occasion for filing a Schedule 13D. Such persons, however, have disclaimed that they are members of a "group" for this or any other purpose. Subsequent discussions with Messrs. Bernard Marden and David Ray, who concurred with the views of the others, led to their addition as reporting persons.

               Following the July 6 meeting, a series of telephone conversations were initiated among one or more of Messrs. Apostolakis, Campbell and Knott and one or both of the Company's Chairman and the Company's President.

               As a result of those discussions, the Reporting Person and such other individuals believed that an understanding in principle had been reached with the Company's senior management regarding certain immediate steps to address shareholder concerns. Those steps included (i) seeking to identify and employ in a senior executive capacity an individual from outside the Company with extensive pharmaceutical industry experience; (ii) reducing recent increases in senior management compensation and basing future compensation on improvements in performance; (iii) finalizing the previously indicated departure of the Company's chief operating officer; (iv) re-allocating responsibility for investor relations and communications with the financial community, possibly with outside assistance; and (v) reconfiguring the Company's Board of Directors to retain four incumbent directors and, as the Reporting Person understood, to add four new directors including Mr. Apostolakis.

               At a meeting on July 15 at which the Reporting Person and such other individuals expected to begin implementing the foregoing understanding in principle, the Company's Chairman, while apparently still in agreement with the first four items noted above, maintained that he had not agreed to the fifth item, and proposed a significantly different Board configuration in which incumbent directors would continue to constitute a majority. In the judgment of the Reporting Person and such other individuals in attendance at that meeting, the Chairman's proposal was insufficient to address the Company's situation and inconsistent with their understanding of the parties' prior discussions. Limited further communications have not changed this view.

               The Reporting Person and such other individuals have indicated to the Company's management that in the absence of an agreement regarding appropriate steps to address the Company's problems, they are prepared to seek changes in the Company's Board of Directors by other means. This would include, without limitation, the nomination of candidates for election to the Board at the next meeting of the Company's shareholders.

               Based on, among other things, the value of the Company's major products, Crinone and Replens, its patented bio-adhesive delivery system and its extensive product pipeline, the Reporting Person believes that the Company's Common Stock is severely undervalued in the market. The Reporting Person and such other individuals expect that any directors who may be added to the Board through their efforts would actively explore and pursue alternatives to enhance shareholder value, which could include a possible sale of the Company or other extraordinary corporate transaction, and would retain investment bankers or other advisers for that purpose.

               At any time, the Reporting Person may have discussions with investment banking firms or other parties in an effort to identify and fully assess and evaluate potential opportunities to realize and maximize shareholder value.

               During the latter part of the summer, the Reporting Person and certain other individuals had further conversations with the Company's senior management regarding immediate steps to address shareholder concerns over the collapse of the Company's stock price and the perceived ineffectiveness of current management.

               Unfortunately, efforts to pursue those discussions had not been productive.

               Accordingly, on October 2, 1998, the Committee formed by the Reporting Person, among others, wrote to the Board of Directors of the Company, and each Director individually, to call their urgent attention to these vital matters.

               The Reporting Person is hopeful that the Company's Directors will respond constructively to the letter of October 2. In the absence of a prompt and positive response, however, the letter to the Board has reserved the alternative of taking other actions with respect to the Company, including, without limitation, going to court to demand that the Company schedule and hold a 1998 annual meeting of shareholders as required by Delaware law and seeking to nominate candidates to the Company's Board of Directors at such a meeting.

               No 1998 annual meeting of the Company's shareholders has been announced and to the knowledge of the Reporting Person no such meeting is scheduled. Any action with respect to a future shareholders meeting, including any decision to nominate candidates to the Company's Board or take other action in that regard, would be pursued only in connection with such a meeting and in the context of the circumstances then obtaining, and in compliance with applicable rules of the Securities and Exchange Commission.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a)  An   aggregate  of   1,461,100   shares  of  Common   Stock,
representing approximately 5.1% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Person as of November 4, 1998.

        The following table sets forth the number of shares of Common Stock owned by the Campbell Entities as of November 4, 1998.

                                                                 Percentage
                                                                    of
Campbell                       Shares of                         Outstanding
Entity                         Common Stock                      Common Stock
------                         ------------                      ------------

TC Management /7/              1,431,100                         5

Windsor LP                     1,287,300                         4.5

TC Managed Account             101,300                           .4

        Additionally, Mr. Campbell individually owns 42,500 shares of Common Stock, and a trust estate for the benefit of Mr. Campbell's children owns 30,000 shares of Common Stock (as to which Mr. Campbell disclaims beneficial ownership), representing an aggregate of approximately .3% of the outstanding Common Stock.

        The Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned by James J. Apostolakis, David Ray, Bernard Marden, Christopher Castroviejo, David Knott or any other person.

               (b) By reason of his position as managing general partner of TC Management, the general partner of Windsor LP (see Item 2) Mr. Campbell may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Campbell Entities. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act, Mr. Campbell disclaims beneficial ownership of such shares.

               (c) Except as set forth on Schedule I annexed hereto, the Reporting Person and the Campbell Entities have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

               (d)       Not applicable.

               (e)       Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.
               -------------------------------------------------------

               Notwithstanding certain discussions with the Company's management, there is no present understanding between the Reporting Person and the Company. Except as disclosed herein in connection with certain contacts with the Company's senior management and related matters, there are no contracts, arrangements, understandings or relationships required to be disclosed herein with respect to the Company's securities between the Reporting Person and any of Messrs. Apostolakis, Castroviejo, Marden, Ray or Knott. (See Item 4.)

------------------------------
/7/ TC Management, as general partner of Windsor LP and manager of the TC Managed Account, may be deemed to beneficially own the shares directly owned by Windsor LP and the TC Managed Account.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

               Not Applicable.

                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  November 9, 1998



                                                   /s/ Anthony R. Campbell
                                                   ------------------------
                                                   Name: Anthony R. Campbell

                                                                      SCHEDULE I

                             TRANSACTIONS IN COMMON
                      STOCK OF COLUMBIA LABORATORIES, INC.
                          DURING THE PRECEDING 60 DAYS


Shares Purchased by Windsor LP:

                                    Number of
                                     Shares
Date                                Purchased                     Total Cost
----                                ---------                     ----------

9/30/98                               10,000                        $38,125
10/6/98                               25,000                         73,750
10/8/98                               20,000                         54,129
10/9/98                               10,000                         27,625
10/29/98                              15,000                         49,675
10/30/98                              16,800                         56,715
11/2/98                               40,000                        148,081

Shares Purchased by the TC Managed Account:

                                    Number of
                                     Shares
Date                                Purchased                      Total Cost
----                                ---------                      ----------

10/8/98                                5,300                        $14,363
11/2/98                               10,000                         37,289